UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
_____________________

SPORT CHALET, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Class A Common Stock, Par Value $0.01 Per Share
 (Title of Class of Securities)

849163-20-9
(CUSIP Number of Class of Securities (Underlying Common Stock))

Howard K. Kaminsky
Chief Financial Officer
Sport Chalet, Inc.
One Sport Chalet Drive
La Cañada, California 91011
Telephone: (818) 949-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

John Mullan, Esq.
Sheppard, Mullin, Richter & Hampton, LLP
333 South Hope Street
Los Angeles, California 90071
Telephone:  (213) 620-1780
______________________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Filing Party:	Not Applicable.
Form or Registration No.:	Not Applicable.	Date Filed:	Not Applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On August 21, 2009, Sport Chalet, Inc. (the "Company") filed a definitive proxy statement (the "Definitive Proxy Statement") with the Securities and Exchange Commission for use at its annual meeting of stockholders to be held on September 15, 2009. The Definitive Proxy Statement contains a proposal asking the stockholders of the Company to approve a one-time program in which the Company will offer each option holder eligible to participate an opportunity to exchange outstanding stock options to purchase shares of the Class A Common Stock (the "Class A Shares") for new options to purchase fewer Class A Shares at the fair market value of the Class A Shares on the date the new options are granted (the "Option Exchange").

In connection with the proposed Option Exchange, the Company is filing with this Schedule TO:

(1)	the Definitive Proxy Statement.

The Definitive Proxy Statement does not constitute an offer to holders of options to purchase Class A Shares to exchange those options. The Company has not commenced the Option Exchange and will not commence the Option Exchange, if at all, unless the Company's stockholders approve the Option Exchange.

Important Legal Information

The stock option exchange program described in this communication has not yet commenced. Sport Chalet will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC") upon the commencement of the stock option exchange program. Persons who are eligible to participate in the stock option exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the stock option exchange program.

In connection with the proposal to be voted on by Sport Chalet's stockholders to approve the stock option exchange program discussed in this communication, Sport Chalet has filed a definitive proxy statement with the SEC and intends to file other relevant materials with the SEC. Sport Chalet stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the stock option exchange program, because they will contain important information about the proposal to be voted on by stockholders with respect to the stock option exchange program.

Sport Chalet stockholders and optionholders will be able to obtain the written materials described above and other documents filed by Sport Chalet with the SEC free of charge from the SEC's website at www.sec.gov. In addition, stockholders and optionholders may obtain free copies of the documents filed by Sport Chalet with the SEC by directing a written request to: Sport Chalet, Inc., One Sport Chalet Drive, La Cañada, California 91011, Attention: Corporate Secretary.

Item 12.  Exhibits

Exhibit Number	Description of Exhibit
99.1	Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on August 21, 2009 and incorporated herein by reference).